UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Final Amendment (Amendment No. 3)*

Euronav MI II Inc.

(formerly Gener8 Maritime, Inc.)

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y26889108(1)

(CUSIP Number)

June 12, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The Common Stock has no CUSIP number.  The CINS number for the ordinary shares is Y26889108.

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Holdings LLC, a Delaware limited liability company, together with its sole member Aurora Resurgence Fund II L.P., a Delaware limited partnership, together with its general partner Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN, OO

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Equity Partners LP, a Delaware limited partnership, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN, OO

1.

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)

ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Steven D. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Euronav MI II Inc. (formerly known as Gener8 Maritime, Inc.), a Marshall Islands corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 299 Park Avenue, 2nd Floor, New York, New York 10171

Item 2.
(a)

Name of Person(s) Filing:
This Schedule 13G/A is filed jointly by:

(1) ARF II Maritime Holdings LLC, a Delaware limited liability company (“ARF II MH”).  The sole   member of ARF II MH is ARF II (as defined below).

(2) Aurora Resurgence Fund II L.P., a Delaware limited partnership (“ARF II”).  The general partner of ARF II is ARCP II (as defined below).

(3) Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company (“ARCP II”).

(4) ARF II Maritime Equity Partners LP, a Delaware limited partnership (“ARF II MEP”).  The general partner of ARF II MEP is ARA II (as defined below).

(5) Aurora Resurgence Advisors II LLC, a Delaware limited liability company (“ARA II”).

(6) ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company (“ARF II ME CO”).  The non-member manager of ARF II ME CO is ARA II.

(7) Gerald L. Parsky

(8) Steven D. Smith

(b)

Address of Principal Business Office or, if none, Residence:
(1) The principal business and office address of ARF II MH is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(2) The principal business and office address of ARF II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(3) The principal business and office address of ARCP II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(4) The principal business and office address of ARF II MEP is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(5) The principal business and office address of ARA II is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(6) The principal business and office address of ARF II ME CO is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(7) The principal business and office address of Gerald L. Parsky is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(8) The principal business and office address of Steven D. Smith is: c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

(c)

Citizenship:
(1) ARF II MH is a Delaware limited liability company.

(2) ARF II is a Delaware limited partnership.

(3) ARCP II is a Delaware limited liability company.

(4) ARF II MEP is a Delaware limited partnership.

(5) ARA II is a Delaware limited liability company.

(6) ARF II ME CO is a Delaware limited liability company.

(7) Gerald L. Parsky is a citizen of the United States.

(8) Steven D. Smith is a citizen of the United States.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”).
(e)	CUSIP Number: Y26889108(2)

(2)   The Common Stock has no CUSIP number.  The CINS number for the ordinary shares is Y26889108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________________________.

Item 4.	Ownership

Items 4(a)-(c): As of June 12, 2018, the Reporting Persons do not have beneficial ownership of any shares of Common Stock.

Euronav NV, a Belgian corporation (“Euronav”), Euronav MI Inc., a Marshall Islands corporation and a direct wholly-owned subsidiary of Euronav (“Merger Sub”), and Gener8 Maritime, Inc., a Marshall Islands corporation (“Gener8”), are parties to the Agreement and Plan of Merger, dated as of December 20, 2017 (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Gener8 (the “Merger”), with the Issuer as the surviving company and as a direct wholly owned subsidiary of Euronav (“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Gener8 common share issued and outstanding immediately prior to the Effective Time (other than certain specified shares) was canceled and automatically converted into the right to receive 0.7272 of a Euronav ordinary share in the following manner: (i) each Gener8 common share issued and outstanding immediately prior to the Effective Time (other than certain specified shares) was automatically converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation and (ii) each such share of the Surviving Corporation was automatically exchanged for the right to receive 0.7272 of a Euronav ordinary share.

As a result of the Merger, the Reporting Persons ceased to own any shares of Common Stock as of the Effective Time.

The summary of the Merger Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, filed by Gener8 as Exhibit 2.1 to the Form 8-K filed on December 22, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Consistent with Item 2 of the cover page for each reporting person above, each reporting person neither affirms nor confirms the existence of a group among them.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2018

ARF II MARITIME HOLDINGS LLC

By:	Aurora Resurgence Fund II L.P., its sole member
By:	Aurora Resurgence Capital Partners II LLC, its general partner

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE FUND II, L.P.

By:	Aurora Resurgence Capital Partners II LLC, its general partner

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE CAPITAL PARTNERS II LLC

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

ARF II MARITIME EQUITY PARTNERS LP

By:	Aurora Resurgence Advisors II LLC, its general partner

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA RESURGENCE ADVISORS II LLC

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

ARF II MARITIME EQUITY CO-INVESTORS LLC

By:	Aurora Resurgence Advisors II LLC, its general partner

By:	/s/ Timothy J. Hart
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

/s/ Gerald L. Parsky
Gerald L. Parsky

/s/ Steven D. Smith
Steven D. Smith

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement dated October 26, 2015 ***

*** previously filed